Filed Pursuant to Rule 424(b)(2)
Registration No. 333-253385
Supplement dated May 14, 2021
to the Pricing Supplement dated February 12, 2021
Equity Index Underlying Supplement dated February 23, 2021,
Prospectus Supplement dated February 23, 2021 and
Prospectus dated February 23, 2021



HSBC USA Inc.
Lookback Capped Buffer In-GEARS
Linked to the Russell 2000® Index, due January 6, 2026
CUSIP: 40438U846
(the "Notes")

This document supplements the Pricing Supplement (as defined below). Capitalized terms used but not defined in this supplement have the meanings set forth in the above-captioned documents.

The Initial Level for the Notes was defined in the pricing supplement, dated February 12, 2021 and filed with the Securities and Exchange Commission (the "SEC") on February 16, 2021 (the "Pricing Supplement"). The Initial Level was defined as the arithmetic average of the Closing Levels of the Underlying Index over the Initial Valuation Period.

The Initial Valuation Period expired on May 11, 2021. The arithmetic average of the Closing Levels of the Underlying Index over the Initial Valuation Period was 2,248.707.

Therefore, the Initial Level for the Notes is 2,248.707.

Documentation

You should read this supplement, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 6 of the Pricing Supplement, "Risk Factors" beginning on page S-1 in the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Pricing Supplement dated February 12, 2021:
  https://www.sec.gov/Archives/edgar/data/83246/000110465921023520/tm215773d22_422b2.htm

- The Equity Index Underlying Supplement at:
  https://www.sec.gov/Archives/edgar/data/83246/000110465921026625/tm217170d5_424b2.htm

- The prospectus supplement at:
  https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

- The prospectus at:
  https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm